Leading Brands, Inc.
Third Quarter Report

Period Ended November 30, 2006

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“Gross revenue for the company’s proprietary and licensed
beverage brands grew 101.7% YTD versus
the same period in fiscal 2005.”

To our Shareholders:

The net loss for the third quarter was $584,000, or $0.04 per share, versus a net loss of $551,000 or $0.04 per share in Q3 of fiscal 2005. Gross revenue for the quarter was $11,522,000, versus $9,556,000 in Q3 of the prior year, an increase of $1,965,000. Quarter over quarter gross revenue growth was 21% overall. However, the company’s proprietary and licensed beverage brands grew 89.7% over the same period. As explained below, that spectacular branded growth was in part offset by revenue reductions in the company’s other third party bottling and distribution businesses during the quarter.

YTD net income was flat, versus a net loss of $409,000 or $0.03 per share in the same period last year. YTD gross revenue was $40,496,000, versus $30,108,000 in the first nine months of last year, an increase of $10,389,000, or 35%. Gross revenue for the company’s proprietary and licensed beverage brands grew 101.7% YTD versus the same period in fiscal 2005.

Discounts, rebates and slotting fees rose from $710,000 in the third quarter of fiscal 2005 to $1,119,000 this past quarter, an increase of $409,000. These higher amounts were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other proprietary and licensed beverage brands. YTD cash inflow from operations before stock based compensation expense was $1,494,000 or $0.09 per share.

During the third quarter we undertook several initiatives to simplify our business and allow us to better concentrate our future efforts on growing our proprietary and licensed beverage brands. Certain of those steps caused short term reductions in revenue that we should be able to more profitably make up in the coming months. The face of our company is changing, with our proprietary and licensed beverage brands this quarter comprising 56.3% of our total gross revenue versus 35.8% a year ago.

Included in this process is our transition out of a limited wholesale distribution service that we had historically provided to a Western Canadian convenience chain into a brand-centric merchandising and marketing effort covering a much broader base of customers and geography. We estimate that the change – winding down one operation and then starting up the other - cost us approximately $400,000 in revenues in Q3.

We also experienced lower quarter over quarter co-pack revenues due to a variety of specific customer issues. As a consequence, gross revenues in Q3 were reduced by an additional $492,000. Simply put, our third party bottling business is not growing as fast as our own branded business, which is understandable, as our brands are growing significantly faster than the premium beverage category is generally.

As part of our analysis, we decided to consolidate our plant operations into our Edmonton facility, where we own our land and building. We believe that we can more efficiently and effectively manage our bottling under one roof. Amongst the benefits of this change are anticipated annual seven figure reductions in overhead costs, the

Leading Brands, Inc - Q3 REPORT	1

ability to have a greater impact on larger volumes of business by individual capital improvements and the centralizing of our corporate TrueBlue® 64oz production. Using our faster Vancouver equipment on our existing Edmonton lines will provide us with approximately 35% in available capacity to support the ongoing growth of our brands and customers, with the ability to add yet another line by expanding our building footprint. That change should be completed by the end of Q1 fiscal 2007.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:

Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

2	Q3 REPORT - Leading Brands, Inc

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2006

January 3, 2007

The following information should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance

The Company reported a loss of $583,770 in the three months ended November 30, 2006 compared to a loss of $550,880 in the same quarter of the prior year. The Company experienced gross revenue growth of $1,965,365, a 20.6% increase over the same quarter of the prior year. Although it was impacted by the amortization of slotting fees and discounts to support the branded beverage products, gross margin increased $412,188 for the quarter. However, the Company’s profitability was impacted by an increase in selling, general and administration (SG&A) expenses of $719,369. The increase in SG&A expenses is primarily attributable to increases in marketing costs and the Company’s sales force to promote branded beverage products and an increase in non-cash stock based compensation expense of $102,900 mostly due to the increased market price of the Company’s stock, causing the revaluation of certain options granted in previous periods. The Company continues to focus on increasing the distribution of branded beverage products and building its co-pack business while controlling overhead costs.

Results of Operations

INTRODUCTION

The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers and grocery chains.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

SALES

Quarter ended November 30, 2006

	Quarter ended	Quarter ended
	November 30,	November 30,
Revenue	2006	2005	Change
Bottling Plants	$2,870,903	$3,507,583	($ 636,680)
Distribution and Other	$8,650,897	$6,048,852	$2,602,045
Total Gross Revenue	$11,521,800	$9,556,435	$1,965,365
Discounts, rebates and	($ 1,119,276)	($ 710,140)	($ 409,136)
slotting fees
Net Revenue	$10,402,524	$8,846,295	$1,556,229

Leading Brands, Inc - Q3 REPORT	3

Gross sales for the quarter ended November 30, 2006 were $11,521,800 compared to $9,556,435 for the same quarter of the previous year, representing an increase of 20.6% . The decrease in plant revenue of $636,680 is the result of a decrease in co-packing revenue of $491,907 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $144,773 mostly due to the discontinuation of a certain private label brand. The increase in distribution and other revenue of $2,602,045 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the quarter ended November 30, 2006 were $1,119,276 compared to $710,140 in the same quarter of the previous year. The increase of $409,136 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $379,606 and an increase in discounts and volume rebates related to the bottling plants in the amount of $29,530.

Nine months ended November 30, 2006

	Nine months	Nine months
	ended November	ended November
Revenue	30, 2006	30, 2005	Change
Bottling Plants	$12,319,727	$12,075,895	$243,832
Distribution and Other	$28,176,652	$18,031,698	$10,144,954
Total Gross Revenue	$40,496,379	$30,107,593	$10,388,786
Discounts, rebates and	($ 3,463,165)	($ 1,428,115)	($ 2,035,050)
slotting fees
Net Revenue	$37,033,214	$28,679,478	$8,353,736

Gross sales for the nine months ended November 30, 2006 were $40,496,379 compared to $30,107,593 for the same period of the previous year, representing an increase of 34.5% . The increase in plant revenue of $243,832 is the net of an increase in co-packing revenue of $559,614 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $315,782 due to the discontinuance of certain products and reduced sales of certain private label brands. The increase in distribution and other revenue of $10,144,954 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the nine months ended November 30, 2006 were $3,463,165 compared to $1,428,115 in the same period of the previous year. The increase of $2,035,050 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $1,847,450 and an increase in discounts and volume rebates related to the bottling plants in the amount of $187,600.

COST OF SALES AND MARGIN

Quarter ended November 30, 2006

	Quarter ended	Quarter ended
	November 30,	November 30,
Cost of Sales	2006	2005	Change
Bottling Plants	$1,718,404	$2,202,264	($ 483,860)
Distribution and Other	$6,002,481	$4,374,580	$1,627,901
Total	$7,720,885	$6,576,844	$1,144,041

Cost of sales for the quarter ended November 30, 2006 was $7,720,885 compared to $6,576,844 for the same quarter of the previous year, representing an increase of 17.4% . The decrease in plant cost of sales of $483,860 is the result of a decrease in co-packing cost of sales of $363,348 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $120,512 mostly due to the discontinuation of a certain private label brand. The increase in distribution and other cost of sales of $1,627,901 consists primarily of an increase in cost of sales for branded beverage products.

Nine months ended November 30, 2006

	Nine months	Nine months
	ended November	ended November
Cost of Sales	30, 2006	30, 2005	Change
Bottling Plants	$6,805,449	$6,885,663	($ 80,214)
Distribution and Other	$19,536,963	$13,391,067	$6,145,896
Total	$26,342,412	$20,276,730	$6,065,682

Cost of sales for the nine months ended November 30, 2006 was $26,342,412 compared to $20,276,730 for the same period of the previous year, representing an increase of 29.9% . The decrease in plant cost of sales of $80,214 is the net of an increase in co-packing cost of sales of $183,242 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $263,456 largely due to the discontinuance of certain products and reduced volume of certain private label brands. The increase in distribution and other cost of sales of $6,145,896 consists primarily of an increase in cost of sales for branded beverage products.

4	Q3 REPORT - Leading Brands, Inc

Quarter ended November 30, 2006

	Quarter ended	Quarter ended
	November 30,	November 30,
Margin	2006	2005	Change
Bottling Plants	$1,077,930	$1,260,280	($ 182,350)
Distribution and Other	$1,603,709	$1,009,171	$594,538
Total	$2,681,639	$2,269,451	$412,188
Margin Percentage	25.8%	25.7%	0.1%

Margin for the quarter ended November 30, 2006 was $2,681,639 compared to $2,269,451 in the same quarter of the previous year, an increase in margin of $412,188. The margin percentage remained consistent in spite of increased sales discounts and slotting fees to promote branded beverage products. The decrease in plant margin of $182,350 is the result of a decrease in co-packing margin of $158,088 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $24,262 mostly due to the discontinuation of a certain private label brand. The increase in distribution and other margin of $594,538 consists primarily of an increase in margin from branded beverage products.

Nine months ended November 30, 2006

	Nine months	Nine months
	ended November	ended November
Margin	30, 2006	30, 2005	Change
Bottling Plants	$5,171,608	$5,035,163	$136,445
Distribution and Other	$5,519,194	$3,367,585	$2,151,609
Total	$10,690,802	$8,402,748	$2,288,054
Margin Percentage	28.9%	29.3%	(0.4%	)

Margin for the nine months ended November 30, 2006 was $10,690,802 compared to $8,402,748 in the same period of the previous year, an increase in margin of $2,288,054. The increase in plant margin of $136,445 is the result of an increase in co-packing margin of $202,406 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $65,961 largely due to the discontinuance of certain products and reduced volume of certain private label brands. The increase in distribution and other margin of $2,151,609 consists primarily of an increase in margin from branded beverage products.

SELLING, GENERAL AND
ADMINISTRATION EXPENSES

For the quarter ended November 30, 2006, these expenses increased $719,369 from $2,602,358 to $3,321,727, or 27.6% . Selling and marketing expenses increased $501,412 to promote the Company’s brands, stock based compensation expense increased $102,900 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $78,243, legal and audit fees increased $42,727 and other selling, general and administration expenses decreased $5,913. All of the amounts mentioned are net of the effects of currency translation.

For the nine months ended November 30, 2006, these expenses increased $1,953,903 from $7,589,440 to $9,543,343, or 25.7% . Selling and marketing expenses increased $1,047,987 to promote the Company’s brands, stock based compensation expense increased $269,251 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $284,064, bottling plant expenses increased $133,331, outside storage costs increased $57,821 due to higher inventory levels, corporate relations expenses increased $41,805, legal and audit fees increased $129,496 partially due to a legal fee recovery of $47,300 in the prior year and other selling, general and administration expenses decreased $9,852. All of the amounts mentioned are net of the effects of currency translation.

OTHER EXPENSES AND INCOME

For the quarter ended November 30, 2006, depreciation remained consistent with the same quarter of the prior year at $218,288 compared to $219,740. Amortization of deferred costs decreased by $13,538 from $23,415 in the quarter ended November 30, 2005 compared to $9,877 in the current quarter due to the end of amortization of certain line improvement costs. Interest increased by $11,374 from $89,701 to $101,075 mostly due to higher interest rates and the effect of currency translation. The Company recorded other income of $221,769 related to a contract settlement in the current quarter. Also in the current quarter, the company recorded a non-cash income tax recovery in the amount of $156,322 corresponding to operating income in the Canadian operating entity, compared to $142,954 in the same quarter of the prior year.

Leading Brands, Inc - Q3 REPORT	5

For the nine months ended November 30, 2006, depreciation remained consistent with the same period of the prior year at $632,837 compared to $635,744. Amortization of deferred costs decreased by $16,667 from $68,054 in the nine months ended November 30, 2005 compared to $51,387 in the current year to date due to the end of amortization of certain line improvement costs. Interest increased by $105,411 from $251,515 to $356,926 mostly due to higher interest rates and the effect of currency translation. The Company recorded other income of $221,769 related to a contract settlement in the current nine months. Also in the current nine months, the company recorded a non-cash income tax expense in the amount of $334,559 corresponding to operating income in the Canadian operating entity, compared to $238,316 in the same period of the prior year.

Summary of Quarterly Results

	NOVEMBER 30		AUGUST 31		MAY 31		FEBRUARY 28
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales / operating revenue	$10,402,524	$8,846,295	$14,523,792	$10,902,909	$12,106,898	$8,930,274	$8,079,388	$6,623,496
Income (loss)	($ 583,770)	($ 550,880)	$319,913	($ 158,101)	$264,843	$300,436	($ 866,883)	$150,638
Income (loss) per share	($ 0.04)	($ 0.04)	$0.02	($ 0.01)	$0.02	$0.02	($ 0.05)	$0.01
Net Income (loss) per share,	($ 0.04)	($ 0.04)	$0.02	($ 0.01)	$0.02	$0.02	($ 0.05)	$0.01
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales, general and administration expenses. Income/loss by quarter would be as follows without this expense:

	NOVEMBER 30		AUGUST 31		MAY 31		FEBRUARY 28
	2006	2005	2006	2005	2006	2005	2006	2005
Income (loss)	($ 583,770)	($ 550,880)	$319,913	($ 158,101)	$264,843	$300,436	($ 866,883)	$150,638
Stock based compensation	$158,065	$55,165	$198,813	$97,380	$125,128	$60,210	$83,370	$68,205
Income (loss) excluding stock based	($ 425,705)	($ 495,715)	$518,726	($ 60,721)	$389,971	$360,646	($ 783,513)	$218,843
compensation expense

Liquidity and Capital Resources

As at November 30, 2006 the company had positive working capital of $1,388,714 compared to negative working capital of $307,554 at February 28, 2006. This improvement in working capital mostly resulted from cash generated from operating activities and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at November 30, 2006 was $1,430,773 compared to $2,617,294 for the prior year-end. There were no cash or cash equivalents as at November 30, 2006 or at the prior year-end. The Company was in compliance with all covenants at November 30, 2006.

The Company has an operating line of $4,815,269, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $3,384,496 at November 30, 2006.

The Company believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash generated from operating activities for the three months ended November 30, 2006 was $1,580,132 compared to $156,780 utilized in the same quarter of the prior year. In the quarter ended November 30, 2006, cash loss from operations was $361,538 compared to $368,453 in the same quarter of the prior year. This was offset by the changes in non-cash working capital which generated $1,941,670 compared to $211,673 in the same quarter of the prior year. Inventory generated $345,344 due to a seasonal reduction in inventory levels and reductions of inventory related to the discontinuation of direct to store delivery, accounts receivable generated $1,432,503 due to sea-

6	Q3 REPORT - Leading Brands, Inc

sonal reductions in sales and the discontinuation of direct to store delivery, prepaid expenses generated $76,126 mostly due to lower equipment deposits and an increase in accounts payable generated $87,697. In the same quarter of the prior year, a decrease in trade accounts receivables generated $1,082,471 related to a seasonal decrease in sales from the previous quarter offset by an increase in inventory to position for expected sales levels of the Company’s TrueBlue® brand that utilized $420,747, an increase in prepaid expenses that utilized $10,330 due to an increase in prepaid listing fees offset by reductions in prepaid insurance premiums and other prepaid items, and a seasonal decrease in accounts payable that utilized $439,721.

Net cash generated from operating activities for the nine months ended November 30, 2006 was $945,643 compared to $201,097 utilized in the same period of the prior year. Cash inflow from operations was $1,494,099 compared to $773,538 in the same period of the prior year. In the nine months ended November 30, 2006, working capital changes utilized $548,456 consisting of a decrease in accounts payable that utilized $837,210 and a slight increase in accounts receivable that utilized $19,270 offset by a decrease in inventory the generated $90,954 and a decrease in prepaid expenses that generated $217,070 due to lower prepaid slotting fees and other prepaid expenses offset by higher prepaid insurance premiums. In the same period of the prior year, working capital changes utilized $974,635 due to an increase in trade accounts receivables that utilized $480,070 related to a change in sales mix between co-pack customers having credit terms of 15 days and distribution customers with credit terms of 30 days, an increase in inventory that utilized $1,693,203 mostly due to higher inventory levels of branded beverage products, an increase in prepaid expenses that utilized $586,075 mostly due to prepaid listing fees, offset by an increase in accounts payable that generated $1,784,713.

In the quarter ended November 30, 2006, net cash utilized in investing activities was $1,018,268 compared to $11,210 generated in the same quarter of the prior year. In the current quarter, $734,751 was expended on equipment for the bottling operations, $245,629 was expended on vehicles and $56,517 was expended on office equipment, software and leasehold improvements. In the quarter ended November 30, 2005, $7,915 was expended on equipment for the bottling operations, $23,006 was expended on vehicles and $4,352 was expended on office equipment and software. The sale of assets generated $18,629 in the current quarter and $46,483 in the same quarter of the prior year, mostly from the sale of vehicles.

In the nine months ended November 30, 2006, net cash utilized in investing activities was $1,240,361 compared to $104,990 in the same period of the prior year. In the current period, $1,258,990 was expended on the purchase of capital assets compared to $158,029 in the nine months ended November 30, 2005. In the nine months ended November 30, 2006, $888,975 was expended on equipment for the bottling operations, $269,608 was expended on vehicles and $100,407 was expended on office equipment, software and leasehold improvements. In the nine months ended November 30, 2005, $63,991 was expended on equipment for the bottling operations, $32,049 was expended on vehicles and $61,989 was expended on office equipment, software and leasehold improvements. In the nine months ended November 30, 2006, the sale of assets generated $18,629 compared to $53,039 in the nine months ended November 30, 2005, mostly from the sale of vehicles.

In the quarter ended November 30, 2006, financing activities utilized $561,864 compared to $145,570 generated in the same quarter of the prior year. In the current quarter, the Company utilized $149,545 to repay long-term debt compared to $224,197 in the quarter ended November 30, 2005 due to the longer amortization of the term loan. In the current quarter the Company utilized $1,434,571 to decrease bank indebtedness compared to $369,767 generated in the same quarter of the prior year. In the quarter ended November 30, 2006, the Company generated $638,341 from the issuance of common shares relating to the exercise of options and $383,911 from proceeds of additional long-term debt used for the purchase of bottling equipment.

In the nine months ended November 30, 2006, financing activities generated $294,718 compared to $306,087 in the same period of the prior year. In the current nine months, the Company utilized $426,260 to repay long-term debt compared to $654,619 in the same period of the prior year due to the longer amortization of the term loan. In the nine months ended November 30, 2006 the Company utilized $1,222,223 to reduce bank indebtedness compared to $932,389 generated from increased bank indebtedness in the same period of the prior year. In the nine months ended November 30, 2006, the Company generated $1,559,290 from the issuance of common shares relating to the exercise of options compared to $28,317 in the same period of the prior year. In the current nine months, the Company generated $383,911 from proceeds of additional long-term debt used for the purchase of bottling equipment.

Leading Brands, Inc - Q3 REPORT	7

Trend Information

Sales in the current fiscal year continue to trend higher than the comparable period in the prior year. This is primarily due to the increased sales of branded beverage products. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At January 3, 2007 the Company had 16,392,345 issued and outstanding common shares.

There were also 1,779,577 issued and outstanding stock options, of which 1,088,269 were vested.

8	Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	November 30	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2006	2006

ASSETS
Accounts receivable	$3,274,228	$3,256,711
Inventory	4,017,055	4,127,551
Prepaid expenses and deposits (Note 2)	521,224	737,820
Future income taxes - current (Note 3)	297,671	299,137
	8,110,178	8,421,219

Property, plant and equipment	10,528,843	9,970,301
Trademarks and rights	95,395	95,865
Goodwill (Note 4)	2,936,038	2,950,504
Deferred costs	20,880	72,004
Other	43,775	43,991
Future income taxes - long term (Note 3)	1,928,689	2,269,677
Total Assets	$23,663,798	$23,823,561

LIABILITIES
Bank indebtedness	$1,430,773	$2,617,294
Accounts payable and accrued liabilities	4,586,575	5,440,685
Current portion of long-term debt (Note 5)	704,116	670,794
	6,721,464	8,728,773
Long-term debt (Note 5)	3,684,115	3,781,375
	10,405,579	12,510,148

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	27,395,056	25,835,587
Contributed surplus	2,075,264	1,593,258
Currency translation adjustment	2,797,099	2,894,754
Deficit	(19,009,200)	(19,010,186)
	13,258,219	11,313,413
Total Liabilities and Shareholders’ Equity	$23,663,798	$23,823,561

Leading Brands, Inc - Q3 REPORT	9

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and Deficit

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005

Gross Sales	$11,521,800	$9,556,435	$40,496,379	$30,107,593
Less: Discounts, rebates and slotting fees	(1,119,276)	(710,140)	(3,463,165)	(1,428,115)
Net Sales	10,402,524	8,846,295	37,033,214	28,679,478

Cost of sales	7,720,885	6,576,844	26,342,412	20,276,730
Selling, general & administration expenses	3,321,727	2,602,358	9,543,343	7,589,440
Amortization of property, plant and equipment	218,288	219,740	632,837	635,744
Amortization of deferred costs and other	9,877	23,415	51,387	68,054
Interest on long term debt	72,271	46,701	220,519	141,435
Interest on current debt	28,804	43,000	136,407	110,080
(Gain) Loss on sale of assets	(7,676)	27,061	(7,676)	27,214
Other income, related to contract settlement	(221,769)	-	(221,769)	-
	11,142,407	9,539,119	36,697,460	28,848,697

Net income (loss) before taxes	(739,883)	(692,824)	335,754	(169,219)

Income tax (expense) recovery	156,113	141,944	(334,768)	(239,326)
Net income (loss)	(583,770)	(550,880)	986	(408,545)

Deficit, beginning of period	(18,425,430)	(17,592,423)	(19,010,186)	(17,734,758)

Deficit, end of period	($ 19,009,200)	($ 18,143,303)	($ 19,009,200)	($ 18,143,303)

EARNINGS (LOSS) PER SHARE
Basic	($ 0.04)	($ 0.04)	$0.00	($ 0.03)
Diluted	($ 0.04)	($ 0.04)	$0.00	($ 0.03)

Weighted average number of shares	16,194,631	15,075,069	15,589,990	15,059,469
outstanding - basic
Weighted average number of shares	16,194,631	15,075,069	16,577,260	15,059,469
outstanding - diluted

10	Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005
Cash provided by (used in)

OPERATING ACTIVITIES
Net income (loss)	($ 583,770)	($ 550,880)	$986	($ 408,545)
Items not involving cash
Depreciation and amortization	228,165	243,155	684,224	703,798
(Gain) Loss on sale of assets	(7,676)	27,061	(7,676)	27,214
Changes in non-cash operating working	1,941,670	211,673	(548,456)	(974,635)
capital items (Note 7)
Future income taxes	(156,322)	(142,954)	334,559	238,316
Stock based compensation expense (Note 6)	158,065	55,165	482,006	212,755
	1,580,132	(156,780)	945,643	(201,097)
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(1,036,897)	(35,273)	(1,258,990)	(158,029)
Proceeds on sale of property,	18,629	46,483	18,629	53,039
plant & equipment
	(1,018,268)	11,210	(1,240,361)	(104,990)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(1,434,571)	369,767	(1,222,223)	932,389
Issuance of common shares	638,341	-	1,559,290	28,317
Proceeds from issuance of long-term debt	383,911	-	383,911	-
Repayment of long-term debt	(149,545)	(224,197)	(426,260)	(654,619)
	(561,864)	145,570	294,718	306,087

Cash, beginning and end of period	$-	$-	$-	$-

Interest paid	$102,607	$89,576	$350,088	$251,657
Income tax paid	$209	$1,010	$209	$1,010

Leading Brands, Inc - Q3 REPORT	11

Leading Brands, Inc.
Notes to Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements. Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

Results of operations for interim periods are not necessarily indicative of annual results

2. PREPAID EXPENSES AND DEPOSITS

	November 30,	February 28,
	2006	2006
Slotting fees	$278,189	$483,173
Insurance premiums	142,944	78,984
Rental deposits and other	100,091	175,663
Total prepaid expenses and deposits	$521,224	$737,820

3. INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2006 is due to translation adjustments.

5. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants as at November 30, 2006. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

6. SHARE CAPITAL

Authorized:	November 30, 2006
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900
Issued: Common shares without par value
Outstanding at August 31, 2006	15,861,473
Issued	530,872
Outstanding at November 30, 2006	16,392,345

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since August 31, 2006	options	exercise price
Outstanding at August 31, 2006	2,272,282	$1.32
Issued	45,000	4.26
Exercised	(530,872)	1.20
Cancelled	(6,833)	1.15
Outstanding at November 30, 2006	1,779,577	$1.43

In the quarter ended November 30, 2006, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with

12	Q3 REPORT - Leading Brands, Inc

weighted average assumptions as follows: risk-free rate - 3.98%, dividend rate - 0%, volatility factor - 103.9% and weighted average expected life of the options in months - 120. Weighted average fair value - $3.91 per option

7. CHANGES IN NON-CASH OPERATING
WORKING CAPITAL ITEMS

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005

Accounts receivable	$1,432,503	$1,082,471	($ 19,270)	($ 480,070)

Inventory	345,344	(420,747)	90,954	(1,693,203)

Prepaid expenses	76,126	(10,330)	217,070	(586,075)

Accounts payable and accrued liabilities	87,697	(439,721)	(837,210)	1,784,713

Changes in non- cash operating working capital items	$1,941,670	$211,673	($ 548,456)	($ 974,635)

8. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

9. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc - Q3 REPORT	13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated premium beverage company.

Shareholder Information

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Ralph D. McRae
VP of Bottling Operations	Chairman, President and Chief Executive Officer

Richard Chartier	Robert Mockford
VP of Business Development	VP of Operations

Jody Christopherson	Dave Read
VP of DSD	Executive Vice-President

Bill Franklin	Joanne Saunders
Senior VP of Operations	VP of Marketing

Donna Higgins, CGA	Pat Wilson
Chief Financial Officer	VP of Sales, and

Michel Houle	President – Leading Brands USA, Inc
VP of Sales, Quebec

Cindy Krenn
VP of Sales, Western Canada

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

14	Q3 REPORT - Leading Brands, Inc